SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUMMARY ANNUAL REPORT FROM THE STATUTORY AUDIT COMMITTEE - 2018

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.    PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, established at the Board of Directors' Meeting held on June 26, 2006, is composed of three independent Board Members. In compliance with the US Securities and Exchange Commission (SEC), the Committee serves as the Audit Committee of Sabesp in accordance with the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors, and acts with autonomy and independence in the exercise of its functions, serving as an auxiliary and advisory body, without executive powers or attributions. The Committee’s functions and responsibilities are performed in compliance with the applicable legal statutory duties and defined in its Bylaws. The Committee’s responsibility is to review and monitor, within its supervisory capacity, the preparation and publication of financial and audit reports.

The Committee's assessments are based on information received from management, independent auditors, internal auditors, risk managers and internal controls and from the Committee’s own analyzes arising from their supervisory and monitoring activities.

At the Annual and Extraordinary Shareholders' Meeting held on April 27, 2018, Messrs. Ernesto Rubens Gelbcke and Lucas Navarro Prado were elected as independent members of the Board of Directors and Mr. Luís Eduardo Alves de Assis was elected, by the minority shareholders in a separate vote, as a member of the Board of Directors. At the Board of Directors' Meeting held on June 21, 2018, members of the Statutory Audit Committee were elected, and Mr. Ernesto Rubens Gelbcke was appointed as a member of the Financial Specialist and Coordinator of the Committee.

2.    ACTIVITIES CARRIED OUT IN THE PERIOD

During the period from March 28, 2018 to March 28, 2019, the Committee held 24 formal meetings with directors, superintendents, managers, other employees, internal auditors and independent auditors. The main activities of the Committee were as follows:

•         Review of the Internal Rules of the Audit Committee;

•         Review, approval and supervision of the work plan of the Internal Audit;

•         Monitoring of judicial provisions and contingencies;

SUMMARY ANNUAL REPORT FROM THE STATUTORY AUDIT COMMITTEE - 2018

•         Monitoring of corporate risk management;

•         Monitoring of compliance activities;

•         Evaluation and monitoring of the effectiveness of Internal Controls;

•         Whistleblowing Channel: Follow-up of investigations and complaints;

•         Performance follow-up of independent auditors;

•         Follow-up on the activities carried out by the Ethics Committee;

•         Monitoring the implementation of action plans resulting from the recommendations made by the Internal Audit and Independent Audit;

•        Identification and recommendation for improvements in the processes, arising during discussions with the various areas convened, as well as monitoring the implementation of these recommendations;

•         Revision of the Sustainability Report;

•         Follow-up on the preparation process for financial statements; and

•         Revision of the Quarterly Information - ITRs, the Annual Management Report, the Financial Statements, the Reference Form, the 20-F Form and the Brazilian Code of Corporate Governance.

Minutes of Committee meetings are distributed at the Board of Directors’ meeting, at which time the Coordinator and/or another member of the Committee reports and emphasizes to the other Directors, when deemed appropriate, the relevant and pertinent matters identified in the Committee's activities and recorded in such meeting minutes.

The Committee held three meetings with the Sabesp’s Audit Committee to review the Quarterly Information for the quarters ended June 30, September 30, 2018 and the Financial Statements for the year ended December 31, 2018.

3.    RECOMMENDATIONS FOR IMPROVEMENTS IN BUSINESS PROCESSES

In the discussions established at the meetings held with the managers of the various areas of the Company during the referred period, several recommendations were made for corrective actions regarding the Company’s control and management processes. All pending and executed corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and suggested adjustments.

4.    EVALUATION OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by Sabesp for the analysis of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the Sarbanes-Oxley Act.

SUMMARY ANNUAL REPORT FROM THE STATUTORY AUDIT COMMITTEE - 2018

Sabesp's management is responsible for the design and implementation of policies, procedures, processes and practices of internal controls to safeguard assets, timely recognition of liabilities, adherence to rules and the integrity and accuracy of information.

The Internal Audit is responsible for assessing the degree of compliance by all of Sabesp’s departments in relation to internal controls procedures and practices and that being effectively applied.

5.    EVALUATION OF THE EFFECTIVENESS OF INDEPENDENT AND INTERNAL AUDITS

The Committee maintains a regular communication channel with internal and independent auditors, allowing for wide discussions on the results of its work, accounting aspects and relevant internal controls and, therefore, assesses as being fully satisfied with the volume and quality of the information provided by these professionals, who support their opinion on the adequacy and integrity of internal control systems and financial statements. In addition, no situations were identified that could affect the objectivity and independence and/or the autonomy of the independent and internal auditors.

KPMG Auditores Independentes is the audit firm responsible for examining the financial statements and issuing an opinion on the preparation of such statements, in compliance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Committee monitored the activities carried out by the Internal and the Independent Audit, both through regular meetings and through the review of the reports they issued. As a result, the Committee positively evaluates the coverage and quality of the work carried out by the Internal and Independent Auditors regarding the financial statements for the fiscal year ended December 31, 2018.

6.    ADEQUACY OF THE INTERNAL AUDIT’S STRUCTURE AND BUDGET

The Audit Committee evaluated the structure and budget of the Internal Audit and considered it adequate for the team to carry out their functions.

7.     QUALITY ASSESSMENT OF FINANCIAL STATEMENTS

Management is responsible for defining and implementing information systems that produce Sabesp’s financial statements and are in compliance with corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (CVM) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and, as the Company is listed on the New York Stock Exchange (NYSE), in compliance with requirements by the US Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act.

SUMMARY ANNUAL REPORT FROM THE STATUTORY AUDIT COMMITTEE - 2018

The Committee met on several occasions with the employees responsible for the accounting areas to analyze the procedures involved the preparation process of the financial statements for the fiscal year ended December 31, 2018.

Finally, the Committee discussed with the independent auditors the results of the works and its conclusions on the audit of these financial statements and issued a report without reservations. The main points discussed were also related to the accounting practices adopted in Brazil and with recommendations and other reports regarding internal controls and presentation of the financial statements.

The Committee verified that the financial statements are appropriate in accordance with the accounting practices and Brazilian corporate law, as well as the rules of the Brazilian Securities and Exchange Commission (CVM) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB, and the standards issued by the SEC and the Sarbanes-Oxley Act.

8.    CONCLUSIONS AND RECOMMENDATIONS

During the course of the works, the Committee did not identify any situation that could affect KPMG's objectivity and independence with respect to its attributions with Sabesp. Accordingly, in accordance with the Internal Regulations of the Audit Committee, the Committee informs the Board of Directors that it is not aware of any type of relationship between KPMG and Sabesp that may have affected its independence in the execution of the independent audit of the financial statements closed on December 31, 2018.

It is also recorded that no situation of significant divergence was identified between the Sabesp’s Management, the Independent Auditors of KPMG and the Audit Committee itself in relation to the Financial Statements for the year ended December 31, 2018.

The opinions and judgments of the Committee depend on the information presented by Sabesp, in particular information on Management, the Accounting department, the Legal, Internal Audit, Risk Management and Compliance department and other departments, as necessary, in addition to information on the Independent Auditors. In this sense, the Committee believes that all pertinent matters were adequately disclosed in the Financial Statements for the fiscal year ended December 31, 2018, accompanied by the Independent Auditors' Report issued without reservations, and, therefore, recommended the approval of said Financial Statements by the Board of Directors.

SUMMARY ANNUAL REPORT FROM THE STATUTORY AUDIT COMMITTEE - 2018

São Paulo, March 28, 2019.

Ernesto Rubens Gelbcke Coordinator and Financial Specialist	Lucas Navarro Prado Member	Luís Eduardo A. de Assis Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 3, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.